Filed Pursuant to Rule 433

Registration No. 333-270970

PRICING TERM SHEET

República Oriental del Uruguay

U.S.$1,500,065,096 5.442% USD Bonds due 2037 (the “Securities”)

Final Terms and Conditions

As of February 6, 2025

Issuer	República Oriental del Uruguay

Title	5.442% USD Bonds due 2037

Principal Amount	U.S.$1,500,065,096

Maturity Date	February 14, 2037

Pricing Date	February 6, 2025

Settlement Date	February 14, 2025 (T+6)

Public Offering Price	100.000% of the principal amount plus accrued interest, if any, from February 14, 2025

Spread to Benchmark Treasury	100 bps

Benchmark Treasury	4.250% due November 15, 2034

Benchmark Treasury Price and Yield	98-15+ and 4.442%

Yield to Maturity	5.442%

Interest Payment Dates	February 14 and August 14 of each year, beginning on August 14, 2025, with a final interest payment on the maturity date, which will be February 14, 2037

Rate of Interest	The Securities will bear interest at a rate of 5.442% per year.

Payments of Principal	Principal will be repaid in three nominally equal installments on February 14, 2035, February 14, 2036, and at maturity.

Optional Redemption

Prior to November 14, 2036 (the date that is three months prior to the maturity date of the Securities), the Securities will be redeemable, in whole or in part, at the Issuer’s option, at any time and from time to time, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to the greater of (1) 100% of the principal amount of the Securities being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Securities being redeemed (excluding the portion of any such interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield, plus 15 basis points, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date.

On or after November 14, 2036, the Securities will be redeemable, in whole or in part, at the Issuer’s option, at any time and from time to time, on not less than 30 nor more than 60 days’ notice, at a redemption price equal to 100% of the principal amount of the Securities to be redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of redemption.

Denominations	U.S.$1.00 and integral multiples of U.S.$1.00 in excess thereof

Day Count	30/360

Distribution	SEC Registered

CUSIP / ISIN	760942BH4 / US760942BH42

Governing Law	State of New York

Expected Listing	Application will be made to admit the Securities to the Luxembourg Stock Exchange and to have the Securities admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Joint Bookrunners	BBVA Securities Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC

Defined Terms	Terms used and not otherwise defined in this Pricing Term Sheet shall have the meaning assigned to them in Uruguay’s preliminary prospectus supplement dated February 6, 2025 relating to the Securities.

The following additional information of the Republic and regarding the Securities is available from the SEC’s website and also accompanies this free-writing prospectus:

https://www.sec.gov/Archives/edgar/data/102385/000119312525021373/d912080d424b3.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312525021341/d912077d18ka.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312524211544/d891821d18ka.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312524131598/d828973d18k.htm

https://www.sec.gov/Archives/edgar/data/102385/000119312523182065/d511752dsba.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling BBVA Securities Inc. toll-free at 1-800-422-8692, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 and J.P. Morgan Securities LLC collect at 1-212-834-4533.

Delivery of the Securities is expected on or about February 14, 2025, which will be the sixth business day following the date of pricing of the Securities. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Securities prior to one business day before the Settlement Date will be required, by virtue of the fact that the Securities initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Securities who wish to trade Securities prior to one business day before the Settlement Date should consult their own advisor.

This pricing term sheet has been prepared on the basis that any offer of Securities in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of Securities. Accordingly, any person making or intending to make an offer in the EEA of Securities which are the subject of the offers contemplated in the Prospectus Supplement may only do so to legal entities which are qualified investors as defined in the EEA, provided that no such offer of Securities shall require the Republic or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of Securities to any legal entity which is not a “qualified investor” as defined in the Prospectus Regulation. Neither the Republic nor the underwriters have authorized, nor do they authorize, the making of any offer of Securities through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the Securities contemplated in the prospectus supplement. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in any Member State of the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2017/1129 (as amended, “IMD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any Securities under, the offers to the public contemplated in the Prospectus Supplement, or to whom the Securities are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires Securities is not a “retail investor” (as defined above).

Any distributor subject to MiFID II (for the purposes of this paragraph, a “distributor”) subsequently offering, selling or recommending the Securities is responsible for undertaking its own target market assessment in respect of the Securities and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (the “Delegated Directive”). Neither the Republic nor any of the underwriters make any representations or warranties as to a distributor’s compliance with the Delegated Directive.

This pricing term sheet has been prepared on the basis that the requirement under the Prospectus Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK Prospectus Regulation”) and the Financial Services and Markets Act 2000, as amended (the “FSMA”) to produce or publish a prospectus for offers of Securities does not apply. This Prospectus Supplement does not constitute a prospectus for the purposes of the UK Prospectus Regulation and the FSMA.

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the UK. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of the UK Prospectus Regulation; or (ii) a customer within the meaning of the provisions of the FSMA) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client as defined in point (8) of Article 2(1) of the UK Prospectus Regulation. Consequently, no key information document required by the PRIIPs Regulation, as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”), for offering or selling the Securities or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Each person in the UK who receives any communication in respect of, or who acquires any Securities under, the offers to the public contemplated in this prospectus supplement, or to whom the Securities are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and the Republic that it and any person on whose behalf it acquires Securities is not a “retail investor” (as defined above).

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, (iv) fall within Article 43 (“Members and creditors of certain bodies corporate”) of Financial Promotion Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.